82-2748

07025018

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

SUPPL

FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED APRIL 30, 2007
(Unaudited-Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF THE INTERNAL FINALCIAL STATMENT

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of Interim Financial Statements, they must be accompanied by a notice indicating that the Interim Financial Statements have not been reviewed by an auditor.

The Unaudited Interim Financial Statements of the Company as of April 30, 2007, were prepared by, and are the responsibility of the Company's management as at June 18, 2007.

The Company's independent auditor did not perform a review of this Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of Interim Financial Statement by the entity's auditor.

Dlw 7/10

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
APRIL 30, 2007

		April 30, 2007 (UNAUDITED)		October 31, 2006 (AUDITED)
ASSETS				
CURRENT ASSETS:				
Cash and equivalents	$	723,289	$	1,008,653
Receivables		44,591		68,410
Prepaid expenses		12,550		5,845
Total current assets		780,430		1,082,908
TERM DEPOSITS		13,224		13,061
MINERAL CLAIMS		150,031		102,994
DEFERRED EXPLORATION EXPENDITURES		2,780,755		2,516,900
	$	3,724,440	$	3,715,863
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable and accrued liabilities	$	63,350	$	81,877
SHAREHOLDERS' EQUITY:				
Share capital		6,972,865		6,778,171
Contributed surplus		192,222		258,330
Deficit, per the accompanying statement		(3,503,997)		(3,402,515)
Total shareholders' equity		3,661,090		3,633,986
	$	3,724,440	$	3,715,863

On behalf of the board:

"Leonard W. Saleken"

Director

" Edwin R. Rockel"

Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED APRIL 30, 2007

	For the three month period ended		For the cumulative six month period ended	
	April 30 2007	April 30 2006	April 30 2007	April 30 2006
GENERAL REVENUE	$ -	$ -	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	24,369	15,759	37,872	29,128
Bank charges and interest	126	126	142	236
Legal and accounting	25,620	21,156	32,505	32,128
Management fees	21,089	2,468	24,259	4,836
Office	14,309	11,700	17,065	17,288
Rent	1,953	1,465	3,418	2,930
Stock based compensation	-	26,459	-	26,459
Telephone	810	480	1,355	975
Total general and administrative expenditures	88,276	80,033	116,616	114,070
NET LOSS FROM OPERATION	(88,276)	(80,033)	(116,616)	(114,070)
WRITTEN OFF MINING EXPENSES	-	-	-	(2,000)
FUTURE INCOME TAX RECOVERY	-	-	-	94,824
INTEREST INCOME	6,965	2,758	15,134	4,582
NET LOSS	(81,311)	(77,275)	(101,482)	(16,664)
DEFICIT, beginning of period	(3,422,686)	(3,146,245)	(3,402,515)	(3,206,856)
DEFICIT, end of period	$ (3,503,997)	$ (3,223,520)	$ (3,503,997)	$ (3,223,520)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average of common shares outstanding	37,168,487	30,915,576	37,168,487	30,915,516

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE SIX MONTHS ENDED APRIL 30, 2007

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$ 2,821	$ 5,129	$ 5,610	$ 7,647
Interest expense	(126)	(126)	(142)	(236)
Cash received from customers	-	-	-	-
Cash paid to suppliers and employees	(114,479)	(54,162)	(143,179)	(87,277)
CASH FLOW USED IN OPERATING ACTIVITIES	(111,784)	(49,159)	(137,711)	(79,866)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	(36,379)	(4,809)	(47,037)	(11,567)
Deferred exploration cost	(136,052)	(47,210)	(229,203)	(120,334)
Term deposit redeemed(purchased)	(-)	(-)	(-)	(-)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	(167,031)	(52,019)	(276,240)	(131,901)
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	128,587	27,500	128,587	327,250
CASH FLOW FROM FINANCING ACTIVITIES	128,587	27,500	128,587	327,250
DECREASE IN CASH DURING THE PERIOD	(150,228)	(73,678)	(285,364)	115,483
CASH, beginning of period	873,517	522,523	1,008,653	333,362
CASH, end of period	$ 723,289	$ 448,845	$ 723,289	$ 448,845

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED APRIL 30, 2007

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 2,662,039	$ 1,954,480	$ 2,516,900	$ 1,867,617
REVENUE	-	-	-	-
EXPENDITURES DURING THE PERIOD				
Assays	26,783	3,697	60,754	22,508
Consulting	-	-	-	2,000
Geological surveys	53,845	32,160	113,305	81,525
Field expenses and supplies	8,406	3,550	19,903	13,118
Mapping	1,950	3,235	31,911	9,810
Geophysical	27,732	14,975	37,682	17,519
Drilling	-	-	300	-
	118,716	57,617	263,855	146,480
EXPENDITURES WRITTEN OFF	-	-	-	(2,000)
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 2,780,755	$ 2,012,097	$ 2,780,755	$ 2,012,097

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2007

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SHARE CAPITAL:

(a) Authorized share capital is unlimited no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2006	36,367,470	$ 6,778,171
Cash	-	-
Issuing cost	-	-
Future income taxes	-	-
Stock-based compensation	-	66,107
Cash (Exercise of options)	1,213,450	128,587
Cash (Exercise of Warrants)	-	-
Balance – April 30, 2007	37,580,920	$ 6,972,865

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED APRIL 30, 2007

	Uranium		Ainsworth Property		Plug Property		Panorama Ridge Property		Total	
	6mth	3mth	6mth	3mth	6mth	3mth	6mth	3mth	6mth	3mth
Acquisition costs										
Balance, beginning	-	9,393	18,715	19,980	11,163	11,163	73,116	73,116	102,994	113,652
Additions during the period	35,476	26,083	4,543	3,278	197	197	6,821	6,821	47,037	36,379
Total acquisition costs	35,476	35,476	23,258	23,258	11,360	11,360	79,937	79,937	150,031	150,031
Deferred exploration costs										
Balance,beginning of period	-	-	400	400	27,289	37,434	2,489,211	2,624,205	2,516,900	2,662,039
Additions during the period										
Assays	-	-	-	-	-	-	60,754	26,783	60,754	26,783
Drilling	-	-	-	-	-	-	300	-	300	-
Field expenses	-	-	-	-	85	-	19,818	8,406	19,903	8,406
Geological	1,600	1,600	-	-	1,530	-	110,175	52,245	113,305	53,805
Geophysical	3,200	3,200	4,800	4,800	4,050	-	25,632	19,732	37,682	27,732
Mapping	-	-	-	-	4,480	-	27,431	1,950	31,911	1,950
Trenching	-	-	-	-	-	-	-	-	-	-
Total additions	4,800	4,800	4,800	4,800	10,145	-	244,110	109,116	263,855	118,716
Total deferred exploration costs	4,800	4,800	5,200	5,200	37,434	37,434	2,733,321	2,733,321	2,780,755	2,780,755
Total										

82-2748

Goldcliff
RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended April 30, 2007

GENERAL

The following discussion and analysis of the financial results, prepared as of June 18, 2007, should be read in conjunction with the unaudited interim financial statements of Goldcliff Resource Corporation (the "Company") for the quarter ended April 30, 2007, together with the related notes thereto. The Unaudited Interim Financial Statements are prepared by Goldcliff Resource Corporation in accordance with Canadian generally accepted accounting principles. The Company's independent auditor did not perform a review of this interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's unaudited interim financial statements for the quarter ended April 30, 2007. These documents are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has four active projects.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.com.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

CORPORATE ACTIVITIES

ANNUAL GENERAL MEETING

At Goldcliff's AGM that was held on April 13, 2007, the shareholders approved all resolutions which included the appointment of Davidson and Company LLP as auditors, amended the Company's incentive stock option plan and elected the following directors: Leonard W. Saleken, Edwin R. Rockel, George W. Sanders and Paul F. Saxton.

At the Director's meeting, the Directors appointed the following officer:
Leonard W. Saleken, Chairman and Chief Executive Officer (CEO)
George W. Sanders, President
Edwin R. Rockel, Vice-President and Chief Financial Officer (CFO)
Graham H. Scott, Secretary

MANAGEMENT

During the quarter ended April 30, 2007, the Company on March 20, 2007 announced the appointment of George Walter Sanders as President of Goldcliff Resource Corporation, effective immediately. Mr. Sanders has been a Director of Goldcliff since 2002. Mr. Saleken moves from President to Chairman of the Company.

As President, Mr. Sanders will be responsible for all corporate finance activity and corporate communications, and co-responsible with Mr. Saleken for business development activities. Mr. Saleken will continue to be responsible for all exploration and development activity.

Mr. Sanders has 28 years experience in various aspects of exploration financing. At various times, he has been responsible for exploration project expediting, investor relations, and corporate management of junior exploration and mining companies. Mr. Sanders also spent 14 years as an investment advisor and junior mining analyst with Canaccord Capital Corporation. Most recently, Mr. Sanders served as Vice President Corporate Development for Shore Gold Inc., and President of Shore's gold spin out, Wescan Goldfields Inc. Mr. Sanders is a Director of Bitterroot Resources Ltd. and SilverCrest Mines Inc.

Mr. Sanders subscribed for a private placement of 500,000 shares of Goldcliff at a price of $0.19 per share that brought his share position to 1,000,000 shares.

MINERAL PROPERTIES

The Company has four active properties located in the Province of British Columbia, being the Panorama Ridge property, Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, the Plug property, Kamloops Mining Division, the Ainsworth project, Slocan Mining Division and the Uranium project (U claims), Trail Mining Division.

PANORAMA RIDGE PROPERTY

General

The property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property has a total of 6,792 hectares of staked mineral claims. The Company has 100 per cent beneficial interest in the claims.

Exploration Activities

Panorama Ridge exploration activities for the quarter ended April 30, 2007 consisted of geological interpretation and statistical analysis of drill core assay results.

Summary of Exploration Activities (for the quarter ended April 30, 2007)

Panorama Ridge - Exploration Work Summary												
Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m^3	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
2005	0	45	1316.10	1.11	0	0	1320	1166	0	0	13	1211
2006	8.46	60	1734.60	0	0	423	1331	0	0	0	25	2213
2007	0	0	0	0	0	0	0	0	0	0	0	0
Total	81.46	154	4276.20	4.05	79	2940	5178	5002	56.53	61.35	77	7621

Exploration Activity Results – Panorama Ridge

The 2006 exploration program on the Panorama Ridge property consisted of 1,735 metres of trenching and 2,213 metres (25 holes) of core drilling. There is no field work in progress for the quarter ended April 30, 2007. Project work consisted of geological interpretation and statistical analysis of drill core assay results.

The highlights of the exploration drilling results are reported as of June 18, 2007, for the Nordic and York-Viking zones.

NORDIC ZONE

In the Nordic Zone. ten 2006 drill holes intersected significant gold mineralization at surface and to core depths of 94 metres – highlighted by 1.56 grams gold per tonne over a 40.84 metre core intersection in hole 26059. Included in the

intersection is 3.05 grams gold per tonne over 19.23 metres, with a higher-grade interval assaying 5.24 grams gold per tonne over 8.56 metres. The high-grade sample over 0.25 metres was 31.20 grams gold per tonne.

This 2006 Nordic drilling confirms that the Gold Mineralized Zone (GMZ) at the Nordic gold zone is extensive and continuous. The mineralized geological setting is complicated by folding and faulting, and multiple horizons of gold mineralization. The gold mineralization appears to trend to the northeast under overburden. Consequently, several untested geophysical anomalies (induced polarisation) in the area now become very significant and warrant follow up drill testing.

The drill gold mineralization intervals are reported with the core intercept in metres (m) and gold in grams per tonne (Au g/t). At the Nordic, gold mineralization occurs at the bed-rock surface. The drilling ground conditions determine when core can be recovered, thus accounting for a possible loss-of-sample from 0.00 to 3.66 metres. All of the holes were drilled to projected depths. The gold mineralization that is reported in the following holes is from recovered samples:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)
26053	2.13	93.88	91.75	0.29
Includes	22.58	64.04	41.46	0.52
Includes	22.58	39.31	16.73	1.03
Includes	27.41	34.31	6.90	2.15
Includes	29.31	32.31	3.00	3.38
26056	2.13	50.90	48.77	0.19
Includes	2.13	14.09	11.96	0.53
Includes	4.02	8.49	4.47	1.10
26057	3.05	74.98	71.93	0.44
Includes	3.05	62.44	59.59	0.51
Upper horizon	3.27	17.05	13.78	0.93
Includes	3.27	7.27	4.00	1.26
Includes	13.27	15.05	1.78	1.93
Lower horizon	34.48	47.36	12.88	0.99
Includes	34.38	37.36	2.88	1.35
Includes	44.36	47.36	3.00	1.62
26058	1.52	74.98	73.46	0.41
Upper horizon	1.93	33.82	31.89	0.62
Includes	1.93	17.34	15.41	1.02
Includes	1.93	12.45	10.52	1.42
Includes	4.93	10.45	5.52	2.11
Lower horizon	54.76	70.15	15.39	0.52
Includes	58.76	66.76	8.00	0.71
Includes	64.76	66.76	2.00	1.15
26059	3.66	44.50	40.84	1.56
Includes	3.66	34.46	30.80	2.06
Includes	3.66	22.89	19.23	3.05
Includes	9.66	22.89	13.23	4.05
Includes	11.66	20.22	8.56	5.24
Includes	13.66	18.22	4.56	8.14
Includes	16.97	17.22	0.25	31.20
26060	1.05	50.90	49.85	0.93
Includes	1.05	30.53	29.48	1.54
Includes	1.05	21.53	20.48	2.07
Includes	1.05	14.87	13.82	3.06
Includes	1.05	10.84	9.79	4.24
Includes	3.05	8.01	4.96	5.49
Includes	3.05	5.60	2.55	10.08
26061	1.83	75.29	73.46	0.52
Includes	1.83	35.38	33.55	1.00
Includes	1.83	16.38	14.55	2.15

Includes	5.19	12.19	7.00	3.15
Includes	8.19	12.19	4.00	4.72
Includes	9.19	10.19	1.00	11.20
26062	1.89	50.90	49.01	0.90
Includes	1.89	39.17	37.28	1.10
Includes	1.89	25.17	23.28	1.54
Includes	1.89	19.17	17.28	2.02
Includes	1.89	13.23	11.34	3.08
Includes	6.89	7.89	1.00	5.44
26063	3.66	14.33	10.67	0.03
Includes	No significant values			
26064	2.13	50.90	48.77	0.20
Includes	2.13	15.28	13.15	0.50
Includes	3.85	9.13	5.28	1.01
Includes	6.85	9.13	2.28	1.34

YORK-VIKING ZONE

As described below, these results confirm continuity of good grade gold mineralization and expand the drilled boundaries of the York-Viking zone. The gold mineralization and gold values are consistent with all of the previously reported gold assay results within the zone.

Of all the 2006 holes, holes 26072 and 26073 are the highlights of the York-Viking zone. Hole 26073 is the farthest hole drilled to the southwest and contains an intersection of 1.49 grams per tonne (g/t) gold over 26.70 metres. Hole 26072 is the farthest hole drilled to the northeast and contains 2.04 g/t gold over 20.10 metres, with a high-grade intersection of 6.73 g/t gold over 4.10 metres. Hole 26073 contains 3.11 g/t gold over 11.00 metres, with a high-grade intersection of 10.44 gold g/t over 2.00 metres. The York-Viking Zone is open with surface mineralization to the southwest, where, 250 metres beyond hole 26073, surface trenching exposed 1.24 g/t gold over 13.00 metres. The zone is also open to the northeast, where, 50 metres beyond hole 26072, surface trenching exposed 1.13 g/t gold over 10.00 metres and 150 metres beyond hole 26072, surface trenching exposed 1.19 g/t gold over 3.70 metres

This 2006 York-Viking drilling confirms that the Gold Mineralized Zone (GMZ) is extensive, continuous and consistent with the previous results. The surface and drilling gold values confirm that the Gold Mineralized Zone (GMZ plus 0.20 g/t gold) contains multiple gold horizons. The gold mineralization at York-Viking zone is geologically similar to the gold horizons or gold beds at the historical Nickel Plate-Mascot gold mine. Significant intersections of plus one gram gold are summarized below:

DDH 26066	27.88 metres	of	1.05 g/t gold
DDH 26068	19.27 metres	of	1.02 g/t gold
DDH 26071	12.35 metres	of	1.02 g/t gold
DDH 26072	58.27 metres	of	1.01 g/t gold
DDH 26073	38.01 metres	of	1.19 g/t gold

The York-Viking zone is situated on Panorama ridge, a prominent, northeast-southwest ridge on the Panorama Ridge property. The York-Viking zone covers a surface area of 500 by 280 metres along the ridge. The area drilled to date is over 150 by 280 metres of the zone. The gold mineralization in the zone is open to the northeast and southwest. Holes 26072 and 26073 are located 150 metres apart at opposite ends of the drilled area.

The York-Viking gold zone is the largest of several gold zones discovered on the Panorama Ridge property within the discovery area which covers approximately two square kilometers along Panorama ridge. The Panorama Ridge property is located four kilometers east of the historic Nickel Plate-Mascot mines that produced 2.5 million ounces of gold. The Panorama Ridge property was discovered by Goldcliff in 2000 by prospecting new logging road outcrops. The property is readily accessed by roads and has mine-related infrastructure. Goldcliff has identified five gold zones that have economic potential.

Eco Tech Laboratory Ltd. of Kamloops, B.C., an accredited laboratory, is conducting the sample preparation and analysis. All sample analysis is 30 gram fire assay-A.A. finish for gold and 28 multi-element ICP. The sample stream is subject to check analysis on repeat and re-split samples, and standards to maintain quality control. The drill core gold values are reported as weighted-average gold values in grams per tonne (g/t). The gold values are continuous over the core interval represented. A complete table of gold assay values and intervals is as follows:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)
26065	1.83	142.34*	140.51**	0.22
Includes	20.37	61.37	41.00	0.50
Includes	22.37	32.37	10.00	0.72
Includes	21.37	25.37	4.00	1.01
26066	2.13	102.41*	100.28**	0.73
Includes	2.13	70.93	68.80	1.00
Upper horizon	2.13	30.01	27.88	1.05
Includes	10.76	27.76	17.00	1.23
Includes	15.76	26.76	11.00	1.32
Includes	23.76	26.76	3.00	1.50
Lower horizon	34.52	86.45	51.93	0.77
Includes	34.52	69.93	35.41	1.01
Includes	34.52	58.93	24.41	1.10
Includes	34.52	51.93	17.41	1.21
Includes	34.52	40.93	6.41	1.38
Includes	47.93	51.93	4.00	1.57
26067	3.66	237.74*	234.08**	0.29
Includes	3.66	96.54	92.88	0.50
Upper horizon	3.66	31.35	27.89	0.63
Includes	6.66	24.19	17.53	0.75
Includes	10.66	14.66	4.00	1.00
Lower horizon	37.55	53.84	16.29	0.75
Includes	41.55	49.55	8.00	0.92
Includes	44.55	49.55	5.00	1.06
26068	1.52	99.67*	98.15**	0.44
Includes	1.52	68.59	67.07	0.60
Upper horizon	1.52	9.99	8.47	0.74
Includes	4.99	8.99	4.00	0.82
Middle horizon	20.32	44.59	24.27	0.92
Includes	20.32	39.59	19.27	1.02
Includes	20.32	35.32	15.00	1.21
Includes	20.32	31.32	11.00	1.53
Includes	20.32	28.32	8.00	1.78
Includes	21.32	25.32	4.00	2.36
Lower horizon	52.59	57.59	5.00	0.82
Includes	53.59	57.59	4.00	1.01
Includes	55.59	57.59	2.00	1.92
26069	3.66	99.67*	96.01**	0.51
Includes	3.66	52.81	49.15	0.70
Upper horizon	3.66	13.59	9.93	1.04
Includes	3.66	11.18	7.52	1.41
Includes	3.66	8.18	4.52	2.04
Includes	5.18	6.18	1.00	4.07
Middle horizon	15.52	23.05	7.53	1.03
Includes	15.78	20.91	5.13	1.56
Includes	16.91	19.91	3.00	2.66
Lower horizon	46.81	56.81	10.00	0.74
Includes	48.81	53.81	5.00	1.01
Includes	48.81	50.81	2.00	1.69

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)
26070	3.05	99.36*	96.31**	0.35
Includes	3.66	65.15	61.49	0.50
Includes	3.66	39.65	35.99	0.71
Includes	23.65	30.65	7.00	1.06
Includes	28.65	30.65	2.00	1.32

26071	3.66	99.36*	95.70**	0.53
Upper horizon	3.66	41.27	37.61*	0.62
Includes	24.92	41.27	16.35	0.81
Includes	28.92	41.27	12.35	1.02
Includes	30.92	41.27	10.35	1.14
Includes	34.02	40.02	6.00	1.51
Includes	35.02	38.02	3.00	1.96
Lower horizon	46.93	96.85	49.92	0.50
Includes	46.93	57.29	10.36	0.63
Includes	46.93	48.93	2.00	1.01
26072	4.27	82.30*	78.03**	0.79
Includes	4.27	62.54	58.27	1.01
Upper horizon	4.27	29.81	25.54	1.75
Includes	8.71	28.81	20.10	2.04
Includes	16.71	28.81	12.10	3.17
Includes	19.71	27.81	8.10	4.32
Includes	19.71	23.81	4.10	6.73
Includes	19.71	20.71	1.00	12.80
Lower horizon	34.81	62.54	27.73	0.50
Includes	51.81	60.81	9.00	1.00
Includes	54.81	59.81	5.00	1.53
Includes	54.81	57.81	3.00	1.94
26073	1.83	76.20*	74.37**	0.69
Includes	3.66	52.18	48.52	1.00
Includes	12.41	50.42	38.01	1.19
Includes	12.41	39.11	26.70	1.49
Includes	12.41	29.41	17.00	2.07
Includes	12.41	23.41	11.00	3.11
Includes	12.41	16.41	4.00	5.49
Includes	12.41	14.41	2.00	10.44
Includes	12.41	13.41	1.00	20.00
26074	1.52	99.36*	97.84**	0.20
Includes	1.52	27.04	25.52	0.50
Includes	4.04	18.04	14.00	0.72
Includes	8.04	16.04	8.00	1.04
Includes	8.04	13.04	5.00	1.44
Includes	8.04	11.04	3.00	2.11
Includes	8.04	9.04	1.00	5.76
26075	3.05	99.67*	96.62**	0.28
Includes	22.41	41.30	18.89	0.50
Includes	28.23	34.30	6.07	0.72
Includes	28.23	31.22	2.99	1.17
Includes	28.23	29.23	1.00	3.12

Table Notes
* Drill hole total depth in metres
** Drill hole total length of continuous GMZ assay gold results
All gold assay results are reported as weighted-averaged gold values
All gold values are reported in grams per tonne (g/t)
All gold values are over continuous core length intervals

PLUG PROPERTY

The Plug Project area is located in the Intermontane Belt of the Canadian Cordillera that is underlain by Triassic volcanic and sedimentary rocks of the Nicola Group. The Nicola Group is a complex combination of volcanic and sedimentary rocks. A variety of igneous rocks intrude the Nicola Group complex. The district is host to the Highland Valley copper mines, in Logan Lake (Teck-Cominco), the Afton and New Afton mine, in Kamloops (Teck-Cominco and New Gold) and

the historic Craigmont mine, in Merritt (Placer Development).

In 2006, Goldcliff discovered a new copper-gold showing on the Plug Project area claims. The Logan showing was discovered along a new logging road outcrop during the 2006 exploration field program. Outcrop mineralization consists of pyrite, chalcopyrite and malachite. Grab samples from the showing are reporting 101 to 2315 ppm copper and 10 to 70 ppb gold. Anomalous trace elements include chrome (454 ppm), mercury (11 ppm), nickel (495 ppm), lead (20ppm), antimony (20 ppm) and zinc (51 ppm).

AINSWORTH PROPERTY

The Company has acquired a major land position in one of North America's oldest silver regions, the Ainsworth camp. The mineral titles are owned 100 per cent by Goldcliff. The claim holdings are contiguous and cover an area of approximately 57,517 hectares (142,067 acres). The claim holdings contain old silver producers and a number of strongly anomalous silver, copper, molybdenum, lead, zinc and gold values. The Loki molybdenum showing is located on the claims. Goldcliff's interpretation of the region's geological, geochemical and geophysical data established an exploration model for mega-silver-deposit discoveries in the region. The region has historical silver production of 85 million ounces silver.

Goldcliff's 2007 exploration program will focus on the regions mega-silver-deposits potential rather than on individual silver deposits. Goldcliff's interpretation of the region's geological, geochemical and geophysical data has established an exploration model for mega-silver-deposit discoveries in the region. In order to focus the 2007 field exploration, the Company has located geological, geochemical and geophysical anomalies for silver and molybdenum investigation.

Goldcliff's silver exploration model focuses on the younger intrusions as the source of the silver mineralization and the older intrusions/sediments as the receiver of the silver mineralization. The traditional silver mined in the district came from shears and veins of high grade silver deposits in intrusive and sedimentary rocks. As such, Goldcliff's silver model targets the lower-grade silver mineralization that is associated with the high grade silver veins. The host rocks are intrusive and/or sedimentary rocks that are associated with structural breaks, stock-works and intrusive-sedimentary contacts. This silver-dissemination model is evidenced on the west side of Kootenay Lake in the Ainsworth district where high grade silver deposits occur along and within the geological model.

The Goldcliff claims in the Ainsworth district cover numerous high-grade silver deposits and several valleys are targeted for airborne and ground exploration. In one valley, eight silver deposits have been recorded with the historical silver production of silver grades ranging from 100 to 300 grams silver per tonne (MinFile Reports). The silver mineralization occurs in deposits that are in intrusive rocks, located to the west of the valley and sedimentary rocks, located to the east. The silver deposits trend in an east-west direction and extend over a distance of 10 kilometres. The area between these two different silver deposit settings is geologically favourable for new silver deposit discoveries.

For molybdenum on the Ainsworth claims, Goldcliff is particularly interested in the Loki molybdenum occurrence that is located on the east side of Kootenay Lake on the Ainsworth project. In 1980, Duval International Corp. discovered the Loki molybdenum showing. Duval's work identified a kilometre long molybdenum soil geochemical anomaly in a porphyry setting. The rock chip follow-up sampling confirmed the source of the soil anomaly and returned values as high as 1180 ppm molybdenum from outcrop. Goldcliff plans an airborne electromagnetic and magnetic geophysical survey for the Ainsworth project to further enhance is geological silver model and expand on its porphyry molybdenum mineralization potential.

URANIUM PROJECT

The Company has discovered a new uranium region and acquired the U claims in the area. Goldcliff has acquired the mineral title to 67 claims in geologically, geochemically and geophysically-favourable terrain for uranium deposit discoveries. Goldcliff's claims are owned 100 per cent with no over-riding payments and royalties. The claim holdings are contiguous over a large area of approximately 400 square kilometres (180 square miles) and cover a total of 32,388 hectares (80,000 acres), in south-eastern British Columbia. A total of 10 uranium anomalies have been located on the claims. The anomalous uranium values range from a low of 44.3 parts per million uranium (ppm) to a high of 321 ppm, or 0.0321 per cent uranium.

The Big Sheep Creek uranium project covers 32,388 hectares and is located in the south Kootenay district in British Columbia. The claim block covers a large, Tertiary granitic intrusive. The regional stream sediment sampling program (RGS 1976-1987) by the British Columbia Geological Survey returned a number anomalous uranium values including two samples exceeding 300 parts per million (ppm) uranium or 0.03 per cent uranium. The majority of the anomalous uranium samples occur along or near a major north-south structure and within a magnetic low. The regional magnetic low within the intrusive body is interpreted as an alteration feature that could be associated with uranium mineralization. Goldcliff

has identified the stream drainage systems where the highest uranium values occur. The airborne gamma ray spectrometer geophysical survey that is to be flown is intended to locate uranium signatures associated with the uranium anomalies, regional structure and inferred alteration features. The "granitic-intrusive-uranium model " associated with uranium mineralization is a well defined model for uranium deposition, the best known of which is the bulk tonnage Rossing deposit in Namibia, Africa, where uranium ore grades are in the 300 ppm uranium range (0.03 per cent uranium).

RESULTS OF OPERATIONS

During the quarter ended April 30, 2007, the Company engaged in exploration on the Panorama Ridge property for $ 109,116. The results are highlighted under the Mineral Properties section.

During the quarter ended April 30, 2007, the Company engaged in exploration on the Plug property for $ nil. The results are highlighted under the Mineral Properties section.

During the quarter ended April 30, 2007, the Company engaged in exploration on the Ainsworth property for $4,800.

During the quarter ended April 30, 2007, the Company engaged in exploration on the Uranium project for $ $4,800.

The Company recorded a loss for the quarter ended April 30, 2007 of $ 81,311 or $ 0.01 per share

Investor relations expenditures during the quarter ended April 30, 2007 were $ 24,369 (2006-$ 15,759) as the Company continued to increase investor awareness.

The Company increased acquisition costs of mineral properties by $ 36,379 to $ 150,031, relate primarily to the Ainsworth property and the Uranium project.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at April 30, 2007 was $ 717,080.

ANNUAL FINANCIAL INFORMATION

Year Ended		**31-Oct 2006**	**31-Oct 2005**	**31-Oct 2004**
Financial Results				
Exploration expenditures	$	649,283	515,758	755,660
Write down of deferred exploration		Nil	(19,500)	Nil
Stock based compensation		88,052	64,950	35,788
Loss per year		(195,659)	(35,969)	(163,862)
Loss per share basic and diluted		(0.01)	(0.00)	(0.01)
Financial Position				
Working capital position (deficiency)	$	1,001,031	360,753	457,241
Mineral properties		2,619,894	1,895,566	1,389,991
Total Assets		3,715,863	2,301,021	2,049,089
Capital Stock		6,778,171	5,302,762	4,655,027
Deficit, end of year	$	(3,402,515)	(3,206,856)	(3,170,887)

GENERAL AND ADMINISTRATIVE

The higher general and administrative expenditures incurred during the quarter ended April 30, 2007 primarily resulted from increased head office costs as a result taking on a higher level of activity, combined with increased investor relations, professional fees and stock-based compensation.

OTHER EXPENSES AND RECOVERIES

The loss for the quarter ended April 30, 2007 included $ 81,311.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information

2007 Fiscal Quarter Ended		**31/Oct 2007**	**31/Jul 2007**	**30/Apr 2007**	**31-Jan 2007**
Exploration Expenditures				118,716	145,139
Write down of deferred exploration				nil	nil
Income (Loss) for the period				(81,311)	20,171
Loss per share - basic and diluted				0.01	0.01
		31/Oct	**31/Jul**	**30/Apr**	**31-Jan**
2006 Fiscal Quarter Ended	$	**2006**	**2006**	**2006**	**2006**
Exploration Expenditures		366,826	137,977	57,617	88,863
Write down of deferred exploration		nil	nil	nil	2,000
Income (Loss) for the period		(188,552)	9,557	(77,275)	60,611
Loss per share - basic and diluted		(0.01)	0.01	(0.01)	0.01

During the quarter ended quarter ended April 30, 2007, the Company engaged in exploration mainly on the Panorama Ridge property for $ 118,716.

During the quarter ended April 30, 2007, the Company write down of deferred exploration was $ nil.

During the quarter ended April 30, 2007, the Company incurred a loss of $ (81,311) compared to loss of $ (77,275) in the prior quarter ended April 30, 2006.

RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures for the six months ended April 30, 2007 made to parties not at arm's length from the Company was $ 143,181.

a) Paid or accrued deferred exploration costs of $ 62,689 to a corporation controlled by a director (Leonard W. Saleken) of the Company.

b) Paid or accrued deferred exploration costs of $ $ 42,787 to a corporation controlled by a director (Edwin R. Rockel) of the Company.

c) Paid or accrued professional fees of $ 13,446 included in professional fees to a corporation controlled by an officer (Graham H. Scott) of the Company.

d) Paid or accrued management fees of $ 6,263 to a corporation controlled by a director (Leonard W. Saleken) of the Company.

e) Paid or accrued management fees of $ 17,996 to a corporation controlled by a director (George W. Sanders) of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ADDITIONAL INFORMATION

As of April 30, 2007, the Company had 37,580,920 common shares issued and outstanding with the following outstanding options and warrants:

STOCK OPTIONS AND WARRANTS

Stock Options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of no more than 7,273,494 shares (inclusive of any options outstanding) as at the date of grant with each stock option having a maximum term of five years. Options will vest in equal tranches over a period of not less than 18 months.

Stock-based Compensation

During the quarter ended April 30, 2007, the Company granted nil stock options to directors and officers. Total stock-based compensation recognized during the quarter ended April 30, 2007 was $nil.

Outstanding Options:

April 30, 2007	Number of Shares	Exercise Price	Expiry Date
	85,380	0.1275	June 12, 2007
	45,000	0.105	May 16, 2008
	50,000	0.10875	September 3, 2008
	80,000	0.1125	October 3, 2008
	376,550	0.10	August 6, 2009
	150,000	0.17	November 2, 2009
	769,620	0.23	June 11, 2011
	1,556,550		

During the quarter ended April 30, 2007, the outstanding stock options were 1,556,550.

During the quarter ended April 30, 2007, nil stock options expired without being exercised.

During the quarter ended April 30, 2007, nil stock options were cancelled without being exercised.

During the quarter ended April 30, 2007, 1,213,450 stock options were exercised for proceeds of $ 128,587.25.

Outstanding Warrants:

As at April 30, 2007, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,415,885	0.35	June 28,2007

As of June 18, 2007, the Company had 38,166,300 outstanding common shares issued, 1,415,885 outstanding warrants and 1,556,550 outstanding options.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, short-term investments, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

SUBSEQUENT EVENTS

Stock Options

Subsequent to the quarter ended April 30, 2007, the Company had 85,380 options exercised by employees to raise $10,885.95. The funds will be used as general operating and corporate purposes.

Corporate Activities

Subsequent to the quarter ended April 30, 2007, the Company on June 5, 2007 announced a non-brokered private placement offering of up to 4,000,000 flow-through units at a price of $0.31 per unit. On June 11, 2007, the Company increased the amount of the non-brokered flow through unit offering, announced June 5, 2007, from 4,000,000 to up to 5,000,000 units at a price of $0.31 per unit. Each unit comprises one flow-through share and one-half non-flow-through share purchase warrant. One whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 cents per share for a period of one year from closing. Goldcliff will pay a cash finder's fee of 7.5 per cent for any parts of the issue introduced by third parties. Units issued will be subject to regulatory approval and a four-month resale restriction. Gross proceeds of $1,550,000 will be applied to drilling on the Panorama Ridge gold property, geophysics, geochemistry and prospecting on the Big Sheep Creek uranium and Ainsworth silver and molybdenum properties.

Lead subscribers will be MineralFields Group and Cordilleran 2007 Limited Partnership. Goldcliff management is pleased to be entering into a relationship with these two important resource-financing institutions.

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at its website. First Canadian Securities ® is active in leading resource financings (both flow-through and hard-dollar financings) on competitive, effective and service-friendly terms, with investors both within and outside of MineralFields Group.

Subsequent to the quarter ended April 30, 2007, the Company on June 15, 2007 has applied to the TSX Venture Exchange to extend to December 28, 2007 the terms of the warrants issued in connection with a private placement, which closed on June 28, 2006. The exercise price of the warrants remains unchanged.

FINANCIAL REPORTING AND CONTROLS

This MD&A may contain management estimates of anticipated future trends, activities, or results; these are not a guarantee of future performance, since actual results may vary based on factors and variables outside of management's control. Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable. Management has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded that they are operating effectively.

Gcn/qrt/2702MDA April 30, 2007

END